Exhibit 2.2

CLOSING AGREEMENT

This Closing Agreement is between Hewitt Petroleum, Inc., a Delaware corporation and its subsidiaries (“HPI”) and Freedom Oil & Gas, Inc., a Nevada corporation (“Freedom”), and is executed pursuant to the Stock Exchange Agreement dated March 4, 2011 (the “Exchange Agreement”).

WHEREAS, Freedom’s Board of Directors approved the Exchange Agreement on March 2, 2011, and HPI’s Board of Directors approved the Exchange Agreement on March 22, 2011; and

WHEREAS, Freedom’s majority stockholders, holding 27,727,465 shares of common stock and 180,000 shares of Series A Preferred Stock, representing approximately 57.9% of its outstanding voting capital stock on March 4, 2011, consented to the Exchange Agreement as of March 24, 2011, and HPI’s majority stockholders, holding 94,464,496 shares of common stock, representing approximately 66.98% of HPI’s outstanding voting capital stock on March 4, 2011, consented to the Exchange Agreement as of March 23, 2011; and

WHEREAS, HPI has engaged a new management team effective as of March 31, 2011, as follows:

Douglas C. Hewitt	Chairman/COO
J. David Gowdy	President /CEO, Director
Glenn MacNeil	CFO, Director
Jay L. Bowden	Controller/Treasurer

WHEREAS, HPI’s Board and majority shareholders have approved an amendment to its Articles of Incorporation to increase its authorized capital to 450,000,000 shares of Common Stock and 50,000,000 shares of Preferred Stock; and

WHEREAS, HPI has been negotiating with its creditors and has already reduced its debts by more than $1,000,000; and

WHEREAS, HPI’s equity private placement is not ready to close yet due in part to recent events affecting market and economic factors beyond its control; however, HPI has raised in excess of $300,000 to date and anticipates raising more funds during April.

NOW THEREFORE, in consideration of the foregoing recitals and for other good and valuable consideration, the parties hereby agree as follows:

1.  Private Placement.  Freedom waives the requirement under paragraph 6 of the Exchange Agreement that HPI was to have raised minimum funding of $2.0 million from its Private Placement Offering on or before March 31, 2011, on the condition that HPI use its best efforts to raise a minimum of $500,000 whether through a private placement, sale of assets or farmout agreement by April 30, 2011 to be deposited with Miller Thomson to cover the costs of its RTO transaction.

2.  Debt Reduction.  Freedom waives the requirement that HPI successfully reduce its debts to $2.5 million or less by April 30, 2011, on the condition that HPI continue to use its best efforts to do so by May 30, 2011.

3.  RTO with HEGCO.   Freedom requires that HPI use its best efforts to complete its RTO transaction with HEGCO Canada, Inc., and have its common stock listed and be publicly traded on the TSX:V, by September 30, 2011, but in any event no later than December 31, 2011.

4.  Stock Exchange.  Freedom and HPI hereby exchange 60,435,345 common shares effective as of March 31, 2011 (the Effective Date”).  As of the Effective Date: (a) Freedom shall issue (credit) to Freedom’s shareholders one (1) share of HPI common stock for each one (1) share of Freedom common stock issued and outstanding, and four (4) shares for each one (1) share of Series A Preferred Stock outstanding; (b) Freedom shall retire or liquidate all of its other outstanding stock options and warrants, except for 2,000,000 warrants at $0.25 per share expiring January 31, 2013 held by Quantum Energy & Technologies, LLC; (c)  Freedom shall settle with all of its consultants, officers and directors for any unpaid compensation, severance, or otherwise, for the balance of HPI common stock received, except that it shall retain a $20,000 cash payable to Jay Bowden for past services rendered; and (d) all amounts owed by Freedom and/or its officers to HPI are hereby forgiven and discharged, except for HPI receivables from Freedom and J. David Gowdy for cash calls nos. 8 and 9 for the Liberty #1 well which are anticipated to be paid to HPI the week of April 3, 2011.  Promptly after the Effective Date, Freedom shall prepare and deliver to HPI a register of all HPI shares issued and to whom, with addresses and email accounts, etc.  HPI shall promptly reincorporate in Nevada as “Richfield Oil & Gas Company” with an increase in its authorized capital as set forth above, in order to issue stock certificates to Freedom shareholders.  As a result of the foregoing, as of the Effective Date, Freedom shall be a wholly-owned subsidiary of HPI.

5.  Binding Effect.  This Closing Agreement shall be binding upon the parties and their successors and assigns, and except as altered or modified hereby, the Exchange Agreement shall be unchanged and shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Closing Agreement as of the Effective Date.

FREEDOM OIL & GAS, INC.

By:	/s/ J. David Gowdy
J. David Gowdy, President/CEO

HEWITT PETROLEUM, INC.

By:	/s/ Douglas C. Hewitt___________
Douglas C. Hewitt, President/CEO